Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
www.fulbright.com

fbrumbaugh@fulbright.com direct dial: (214) 855-7177	telephone: facsimile:	(214) 855-8000 (214) 855-8200

June 8, 2010

Via EDGAR

William Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Response to Comments Received from the Staff of the Commission with respect to
Amendment No. 1 to Form 10-K and Form 10 –K for Fiscal Year Ended January 31, 2010, filed on April 12, 2010 and March 25, 2010; and
Form 10-Q for Fiscal Quarter Ended April 30, 2010, filed May 27, 2010
File No. 0-50421

Dear Mr. Thompson:

This letter sets forth the responses of Conn’s, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 3, 2010 (the “Comment Letter”) with respect to Amendment No. 1 to the Form 10-K filed on April 12, 2010 and Form 10-K filed on March 25, 2010; and Form 10-Q filed on May 27, 2010.

For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Amendment No. 1 to Form 10-K for Fiscal Year Ended January 31, 2010

Financial Statements, page 64

Note 1.  Summary of Significant Accounting Policies, page 68
Allowance for Doubtful Account, page 71

1.
We reviewed your response to comment two in our letter dated April 22, 2010 and the associated reserve analysis.  Please explain to us or clarify how you calculate the reserve at period end for receivables not sold based on the actual loss rate as this computation does not appear to be presented in the analysis.  Please also explain to us the extent to which management adjusts current economic and portfolio performance trends to more accurately represent management’s estimate of expected economic and portfolio performance trends given that (i) the reserve should reflect events or transactions about conditions that exist at the balance sheet date and (ii) charge-offs are a lagging indicator of credit quality.  A detailed discussion of the reasons for downward adjustments to the calculated reserve for the combined portfolio not sold given the trend in the aging of credit card receivables would be useful to our understanding.  This discussion should explain how management assesses a deterioration or improvement in the aging of outstanding credit card receivables in determining adjustments to the calculated reserve at period end based on the actual loss ratio.  In this regard, please specifically discuss and analyze the impact of the trend in the aging of credit card receivables on the reserve calculations for the most recent year and succeeding quarter, and why an improvement in delinquency rates appears to have a greater impact on the as adjusted reserve percentage than deteriorations in delinquency rates.

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

June 8, 2010

Response:

The Company uses its trailing 12-month historical loss experience as the starting point for determining its allowance for doubtful accounts. The calculated historical loss rates are then adjusted, as appropriate, for current and expected economic and portfolio performance trends to more accurately represent management’s estimate for future portfolio performance. To estimate the appropriate loss rate for the receivables not sold, the Company adjusts the combined portfolio historical loss rate based on the impact of changes in delinquency trends and based on the relative credit risk of the receivables not sold compared to the combined portfolio.

To estimate the impact of changes in economic conditions and the resulting impact on delinquency trends, the Company maintains a portfolio performance projection model based on outstanding receivables stratified by days delinquent, in 30 day increments, (each a delinquency bucket) as of each balance sheet date. With those balances by delinquency bucket as the starting point in the projection, based on historical and expected collection trends by delinquency bucket, the Company projects the future monthly delinquent balances by delinquency bucket and related future charge-offs. Because charge-off performance is a lagging indicator of portfolio performance, using the projection model allows the Company to incorporate estimated improvements or deterioration in delinquency trends, as well as economic conditions and events existing as of the balance sheet date, and its expectations of future economic and portfolio performance trends, into its reserve estimates. Using the Company’s expectation of future losses, based on its portfolio performance projection model, relative to the trailing 12-month actual loss experience, the loss rate used for the allowance for doubtful accounts estimate is adjusted up or down from the actual trailing 12-month loss rate to appropriately reflect that expectation. At October 31, 2009, the loss rate for the receivables not sold was adjusted higher than the actual trailing 12-month loss rate. At January 31, 2010, given the credit score adjustment discussed below, the loss rate for the receivables not sold was maintained at a level above the actual trailing 12-month loss rate. At April 30, 2010, the combined portfolio loss rate was adjusted below the actual trailing 12-month loss rate, based on the improving delinquency and charge-off trends and the Company’s estimate of future charge-offs based on its portfolio performance projection model.

The following calculation of the October 31, 2009, loss reserve for receivables not sold is an example of how the loss reserve is calculated. Given the combined portfolio actual trailing 12-month loss rate of 3.7%, the Company estimated, based on its portfolio performance projection model analysis that the loss rate needed to be increased by 30 basis points at October 31, 2009. Additionally, the Company estimated, based on the Company’s historical loss experience by credit score and the weighted average credit score of the receivables not sold, as compared to weighted average credit score of the combined portfolio, that the net loss rate for the receivables not sold should be approximately 20 basis points lower than the loss rate for the combined portfolio. As a result, as of October 31, 2009, before considering the uncollectible interest reserve, the Company increased the estimated loss rate for the determination of the allowance for doubtful accounts for the receivables not sold as follows:

June 8, 2010

Combined portfolio actual trailing 12-month loss rate	3.7%
Adjustment based on portfolio performance projection	+0.3%
Adjustment for weighted average credit score	-0.2%
Loss rate for allowance for doubtful accounts for receivables not sold	3.8%

Regarding the relative change in the loss rate used for the determination of the allowance for doubtful accounts in relation to the changes in the delinquency rates, while the loss rate increased 60 basis points on a 240 basis point increase in the delinquency rate, between July 31, 2009 and January 31, 2010, the loss rate decreased only 10 basis points between January 31, 2010 and April 30, 2010, on a 140 basis point decrease in the delinquency rate. As such, the Company believes that deterioration in the delinquency rate has had a greater impact on the loss rate than improvement in the delinquency rate. The decrease in the loss rate is being driven by the Company’s portfolio performance projection model, which is further supported by management’s belief that it is past the peak of the elevated charge-off levels and it expects net charge-offs to decline over the coming fiscal year. In fact, the Company experienced a decline in actual net charge-offs in the quarter ended April 30, 2010, as compared to the quarter ended January 31, 2010. Additionally, the unemployment rate in Texas, the Company’s largest market has stabilized over the past several months and the Federal Reserve Bank of Dallas has suggested that it believes a recovery is underway in Texas, evidenced by job gains, growth in exports and manufacturing, and an increase in the Texas Leading Index. The Company would also note that the allowance for doubtful accounts as a percentage of delinquent balances is at its highest point at April 30, 2010, as compared to all of the quarter ends of the prior fiscal year.

Form 10-Q for Quarterly Period Ended April 30, 2010

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 28

2.
We note that your revenues and operating performance continued to deteriorate on a comparative basis despite changes in your underwriting guidelines and what appears to be the beginning of improving economic conditions in your markets.  We also note your disclosure that (i) sales volumes, gross profit margins and credit portfolio performance, and thus profitability, could be negatively impacted in the future, (ii) declines in your future operating performance could impact compliance with your credit facility covenants and (iii) while you strive to maintain your market share, improve credit portfolio performance and reduce expenses, you will also work to maintain your access to the liquidity necessary to maintain your operations through the challenging times.  As such, in future filings please include a discussion of liquidity on a long-term basis and the uncertainties in that regard.  Please refer to Item 303(a) of Regulation S-K.

Response:

The Staff’s comment is noted, and future filings will reflect the Staff’s comment.

June 8, 2010

Exhibit 32.1

3.           Please file an amendment to include certifications for the correct reporting period.

Response:

The Staff’s comment is noted, and an amendment has been filed.

Should any member of the Staff have any questions or additional comments regarding the responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (214) 855-7177.

Sincerely,
/s/ D. Forrest Brumbaugh
D. Forrest Brumbaugh

DFB:pl
Enclosures

cc:	Anthony Watson, Staff Accountant, Securities and Exchange Commission
Timothy L. Frank, Conn’s, Inc.
Sydney K. Boone, Conn’s, Inc.
Michael J. Poppe, Conn’s, Inc.